Exhibit 99.6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Meritage Homes Corporation

Scottsdale, Arizona

We have audited the accompanying balance sheet of BK Residential Construction, LLC (the Company) as of December 31, 2013, and the related statements of income, members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BK Residential Construction, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

January 26, 2015

/s/ Frazier & Deeter, LLC

Atlanta, GA

BK RESIDENTIAL CONSTRUCTION, LLC

Balance Sheet

December 31, 2013

Assets
Cash and cash equivalents	$5,309,218
Real estate	77,393,391
Deposits on real estate under contract or option	750,500
Prepaids and other assets	142,527
Property and equipment, net	1,236,593

Total assets	$84,832,229

Liabilities

Accounts payable	$2,553,287
Accrued liabilities	3,233,663
Home sale deposits	2,282,563
Notes payable	43,483,260
Borrowings from related parties	24,242,622

Total liabilities	75,795,395

Members’ Equity

Total members’ equity	9,036,834

Total liabilities and members’ equity	$84,832,229

SEE NOTES TO FINANCIAL STATEMENTS

BK RESIDENTIAL CONSTRUCTION, LLC

Income Statement

For the Year Ended December 31, 2013

Home closing revenue	$156,486,624
Cost of home closings	(118,075,015)

Home closing gross profit	38,411,609

Commissions and other sale costs	(12,498,638)
General and administrative expenses	(14,300,895)
Interest expense	(319,618)
Other income, net	139,880

Net income	$11,432,338

SEE NOTES TO FINANCIAL STATEMENTS

BK RESIDENTIAL CONSTRUCTION, LLC

Statement of Members’ Equity

For the Year Ended December 31, 2013

Total
Balance at January 1, 2013	$7,432,975
Net income	11,432,338
Distributions	(9,828,479)

Balance at December 31, 2013	$9,036,834

SEE NOTES TO FINANCIAL STATEMENTS

BK RESIDENTIAL CONSTRUCTION, LLC

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities:

Net income	$11,432,338
Adjustments to reconcile net income to net cash used in operating activities
Depreciation	159,795

Changes in assets and liabilities:
Real estate	(23,497,825)
Deposits on real estate under contract or option	(625,275)
Prepaids and others assets	315,997
Accounts payable and accrued liabilities	3,925,392
Home sale deposits	543,632

Net cash used in operating activities	(7,745,946)

Cash flows from investing activities:
Purchase of property and equipment	(791,181)

Net cash used in investing activities	(791,181)

Cash flows from financing activities:
Net proceeds from notes payable and borrowing from related parties	21,313,798
Distributions to members	(9,828,479)

Net cash provided by financing activities	11,485,319

Net increase in cash and cash equivalents	2,948,192
Cash and cash equivalents, beginning of year	2,361,026

Cash and cash equivalents, end of year	$5,309,218

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$3,294,827

SEE NOTES TO FINANCIAL STATEMENTS

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements

December 31, 2013

Note 1 - Description of business and summary of significant accounting policies:

Nature of business

BK Residential Construction, LLC (the Company) was incorporated under the laws of the State of Georgia in March 2009. The Company’s principal activity is the construction and sale of single-family homes in Georgia, South Carolina, and North Carolina.

The following is a summary of the most important accounting principles and policies followed by the Company:

Basis of presentation

The Company has adopted the Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities and all of the Codification’s content carries the same level of authority. The results of the Company include the operations of all of its markets, and any intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Use of estimates

The Company relies on certain estimates to determine construction and land development costs as well as warranty costs for homes closed. Construction and land development costs are comprised of direct and allocated costs, including estimated future costs. Estimated warranty costs are accrued at the time of closing based on known and anticipated costs based on historical averages.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Marketing and sales

The Company expenses all marketing and sales costs as incurred. Marketing and sales costs were approximately $69,000 for the year ended December 31, 2013.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

December 31, 2013

Note 1 - Description of business and summary of significant accounting policies - continued:

Real estate and cost of home closings

Real estate consists primarily of the capitalized costs of finished homes, homes under construction, and residential lots, all of which are valued at the lower of cost or market on a specific identification basis. During construction, all direct costs, such as subcontractors, materials, labor (superintendents and laborers), and construction period interest are capitalized in inventory. An allocation of construction overhead expenses is also capitalized as a component of the cost of houses.

Cost of home closings includes the construction cost of the home, the lot cost for the home, interest costs during the construction period until substantial completion, estimated warranty costs for the home, and closing costs applicable to the home. The construction cost of the home includes amounts paid through the closing date of the home, plus an appropriate accrual for costs incurred but not yet paid, based on an analysis of budgeted construction costs. The accrual and estimated warranty costs are reviewed for accuracy based on actual payments made after closing compared with the amount accrued, and adjustments are made if needed.

Revenue and cost recognition

Homebuilding revenue and related profit are generally recognized at the time of the closing of the home, when title to and possession of the property are transferred to the buyer. Sales incentives are a reduction of revenues when the respective unit is closed. All home sale deposits and advances for homes under construction are recorded as liabilities. Capitalized costs including interest capitalized as a cost of inventories and any estimated costs to complete are charged to earnings upon closing using the specific identification method. Costs incurred in connection with completed homes, marketing and selling, as well as general and administrative costs are charged to expense as incurred.

Deposits

Deposits paid related to purchase contracts and land options are recorded and classified as Deposits on real estate under contract or option until the related land is purchased. Deposits are reclassified as a component of real estate inventory at the time the deposit is used to offset the acquisition price of the lots based on the terms of the underlying agreements. To the extent they are non-refundable, deposits are charged to expense if the land acquisition is terminated or no longer considered probable. Since the acquisition contracts typically do not require specific performance, we do not consider such contracts to be contractual obligations to purchase the land and our total exposure under such contracts is limited to the loss of the non-refundable deposits and any ancillary capitalized costs.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

December 31, 2013

Note 1 - Description of business and summary of significant accounting policies - continued:

Accrued liabilities

Accrued liabilities at December 31, 2013 consisted of the following:

Accruals related to real-estate development and construction activities	$2,183,712
Payroll and other benefits	61,536
Accrued warranty insurance premiums	616,872
Other accruals	371,543

Total	$3,233,663

Accrued warranty costs

Home purchasers are provided with warranties against certain building defects for up to one year after the settlement date. The Company also purchases extended warranties from unrelated third parties on behalf of the home purchaser. The Company estimates the costs to be incurred under these warranties and, if necessary, records a liability in the amount of such costs at the time revenue is recognized. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. Actual warranty costs in the future could differ from the current estimates. There was no warranty accrual as of December 31, 2013.

Property and equipment

Property and equipment are recorded at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the assets which range from three to ten years.

Expenditures for maintenance and repairs are charged to income as incurred. Additions are capitalized. The cost of property and equipment sold or otherwise disposed of, and the accumulated depreciation thereon, is eliminated from the property and equipment and reserve accounts, and gains and losses are reflected in the statement of operations and members’ equity.

At December 31, 2013, property and equipment, net consisted of the following:

Computer and equipment	$43,463
Furniture	1,202,431
Vehicles	44,081
Leasehold improvements	217,238
Accumulated depreciation	(270,620)

Property and equipment, net	$1,236,593

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

December 31, 2013

Note 1 - Description of business and summary of significant accounting policies - continued:

Impairment of long-lived assets and long-lived assets to be disposed

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair values of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There was no impairment during the year ended December 31, 2013.

Income taxes

The Company has elected to be treated as an S Corporation for federal and state income tax purposes and, consequently, does not pay federal or state income taxes. The Company’s income is presented without a provision or credit for federal or state income taxes. The members include their respective shares of the Company’s income or losses, determined on an income tax basis, in their individual tax returns.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the period ended December 31, 2010. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the members and not to the entity. As of December 31, 2013, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Subsequent events

The Company has evaluated subsequent events through January 26, 2015, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of December 31, 2013 have been incorporated into these financial statements.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

December 31, 2013

Note 2 - Real estate:

Real estate consists of the following as of December 31, 2013:

Lots held for construction	$5,675,830
Houses under construction	71,717,561

Total real estate	$77,393,391

The Company capitalizes into inventory interest costs incurred on lots held for construction and houses under construction during the construction period until substantial completion. The Company does not capitalize interest on lots held for construction on houses where construction has been suspended. During the year ended December 31, 2013, the Company incurred $3,712,778 in interest costs, $3,393,160 of which was capitalized into inventory. Included in inventory as of December 31, 2013 are interest costs totaling $1,289,309. Construction period interest totaling $1,535,544 associated with homes closed during the year ended December 31, 2013 was allocated to cost of home closings. Interest expense associated with model homes and completed homes available for sale during the year ended December 31, 2013 totaled $319,618.

Inventory under speculative construction as of December 31, 2013 totaled $20,631,146.

The Company enters into option and purchase agreements for land or lots as part of its normal course of business. These option and purchase agreements enable the Company to acquire properties at one or multiple future dates at pre-determined prices.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

December 31, 2013

Note 2 - Real estate - continued:

The table below presents a summary of lots under contract or option at December 31, 2013:

	Number of Lots	Purchase Price	Option/Earnest Money Deposits Cash
Option and purchase contracts not recorded on balance sheet – non-refundable deposits, committed (1)	2,672	$126,526,232	$450,500

Purchase contracts not recorded on balance sheet – refundable deposits, committed (2)	333	20,330,000	300,000

Total option contracts not recorded on balance sheet	3,005	$146,856,232	$750,500	(3)

(1)	Deposits are generally non-refundable except if certain contractual conditions fail or certain contractual obligations are not performed by the selling party.
(2)	Deposits are refundable at the Company’s sole discretion. The Company has not completed its acquisition evaluation process and has not internally committed to purchase these lots.
(3)	Amount is reflected in the Company’s balance sheet in the line item “Deposits on real estate under contract or option” as of December 31, 2013.

Generally, options to purchase lots remain effective as long as the Company purchases a pre-established minimum number of lots periodically, as determined by the terms of the respective agreement. In nearly all of the option contracts, the Company has the right not to exercise the option to purchase the lots and forfeit the related deposit without further consequences. Accordingly, the Company does not consider the lot purchase price to be a firm contractual obligation. The pre-established number of lot purchases is typically structured to approximate the expected rate of home construction starts.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

December 31, 2013

Note 3 - Notes payable:

Notes payable consist of 10 construction loans payable aggregating to $43,483,260, with the following terms as of December 31, 2013:

Construction loans are payable to a bank under a guidance line, collateralized by real property. Monthly payments of interest only at variable rates, subject to a floor, as defined in the agreement. Principal and interest on the individual loans are due at the closing of the sale of the related houses. The agreement has a 12 month maturity and is subject to renewal annually.

Interest rates on the notes payable range from 5.0% to 5.5% at December 31, 2013. Accrued interest related to these loans totaled $179,121 as of December 31, 2013. Future maturities of notes payable are $43,483,260 for the year ending December 31, 2014.

The construction loans are secured by the Company’s inventory and are personally guaranteed by the Company’s majority owner.

Certain of the Company’s notes payable have covenants requiring audited financial statements by 120 days after year end. The Company was not in compliance with this covenant; however, a waiver was obtained.

Note 4 – Fair value disclosures:

The Company accounts for the non-recurring fair value measurements of our non-financial assets and liabilities in accordance with Codification Section 820-10, Fair Value Measurement and Disclosure. This guidance defines fair value, establishes a framework for measuring fair value and addresses required disclosures about fair value measurements. This standard establishes a three-level hierarchy for fair value measurements based upon the significant inputs used to determine fair value. Observable inputs are those which are obtained from market participants external to the Company while unobservable inputs are generally developed internally, utilizing management’s estimates, assumptions and specific knowledge of the assets/liabilities and related markets. The three levels are defined as follows:

•	Level 1 — Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 — Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•	Level 3 — Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on the Company’s own estimates about the assumptions that market participants would use to value the asset or liability.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

December 31, 2013

Note 4 – Fair value disclosures - continued:

If the only observable inputs are from inactive markets or for transactions which the Company evaluates as “distressed”, the use of Level 1 inputs should be modified by the Company to properly address these factors, or the reliance of such inputs may be limited, with a greater weight attributed to Level 3 inputs. Due to the short-term nature of the Company’s non-related party notes payable and other financial assets and liabilities, the Company considers the carrying amounts of its short-term financial instruments to approximate fair value.

Note 5 - Commitments and contingencies:

The Company has a contractual obligation to pay one-half of its annual profits to a related party that had an option to purchase a one-half interest in the Company at an exercise price of $10,000, with an expiration date of April 2, 2019.

The Company is subject to certain contingent liabilities resulting from litigation, claims, and other commitments which arise in the ordinary course of business. Management and legal counsel believe that the probable resolution of such contingencies will not materially affect the financial position, results of operations, or cash flows of the Company.

Note 6 - Transactions with related parties:

The Company incurs marketing and realty expenses from a related party. Total expense for 2013 was $6,201,575. As of December 31, 2013, the Company owed this related party $364,921.

The above entity has been identified as a variable interest entity (VIE). Management has not identified the Company as the primary beneficiary of the VIE and does not believe it is subject to consolidation for financial reporting purposes.

The Company pays consulting fees to a related party that has an option to purchase 50% of the company. Total fees of $10,740,977 were paid during the year ended December 31, 2013, which were included in general and administrative expenses.

The Company purchases building lots from a related party. The total cost of lots the Company purchased from this related party was $3,039,488 during the year ended December 31, 2013.

The Company has an unsecured note with a member for $7,500,000 and an unsecured note with a related party for $7,500,000. These unsecured notes bear interest at 6% per annum, due quarterly, with all principal and accrued unpaid interest due December 31, 2015.

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

December 31, 2013

Note 6 - Transactions with related parties - continued:

The Company also has an unsecured note with a related party for $2,475,000, bearing interest at 6% per annum, due quarterly, with all principal and accrued unpaid interest due December 31, 2014. As the notes to related parties bear an interest rate that is in line with market, the carrying amounts of such notes approximate fair value.

The Company has an unsecured line of credit with total availability of $15,000,000 with a member, an unsecured line of credit with a total availability of $15,000,000 with a related party, and an unsecured line of credit with a total availability of $5,000,000 with a related party. All of the lines of credit bear interest at 5% per annum, due quarterly, with all principal and accrued unpaid interest due December 31, 2014. At December 31, 2013, amounts outstanding under these lines of credit totaled $6,767,622.

Note 7 - Concentrations of credit risk:

The Company routinely maintains cash and cash equivalent balances in excess of the federally insured limit of $250,000 at several financial institutions. The Company does not believe it is exposed to credit risk on cash balances.

Note 8 - Major suppliers:

During the year ended December 31, 2013, the Company incurred costs totaling approximately $22,273,000, or 15% of total purchases, from one vendor.

As of December 31, 2013, accounts payable to two major vendors totaled approximately $1,391,000, or 28% of total accounts payable.

Note 9 - Operating leases:

The Company leases offices and a design center under various operating leases. The leases expire at various dates. The leases for the office in Douglasville, Georgia and the design center in Greenville, South Carolina have escalation clauses, which call for increases in the monthly payments throughout the term of the leases. The future minimum lease payments under the leases are as follows:

Year ending December 31,
2014	$113,264
2015	103,975
2016	16,275

$233,514

BK RESIDENTIAL CONSTRUCTION, LLC

Notes to Financial Statements - continued

December 31, 2013

Note 10 - Subsequent Events:

In a transaction dated July 31, 2014, substantially all assets of the Company were acquired by Meritage Homes Corporation for approximately $130,700,000.